FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches StreaTM C10 and StreaTM A15 in India
•      Strengthens its aesthetics portfolio in India
October 6, 2009, Hyderabad

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched StreaTM C10 (pure topical Vitamin C 10%) and StreaTM A15 (pure topical Retinol 0.15%) in India. Both products use microsphere technology and are available in vegicap soft gel capsules form.
These products, in-licensed from Vermont Italia, Italy, are used in the treatment of wrinkles, age spots, melasma, hyperpigmentation, photoageing, post procedure inflammation and as an adjuvant to sun screens.
Notes to the editor:
Brief note on StreaTM C10 and StreaTM A15:
•	Topically Vitamins has been time tested, well proven and largely studied in skin care. However, the issue has been in keeping the highly active ingredients in stable condition. StreaTM C10 & StreaTM A15 formulations help providing high concentration in its bio active form and at a very stable condition.

•	Topically applied Vitamin C at high concentration of 10% enables potent antioxidant effect, strong anti-inflammatory action, inhibits melanin production and stimulates collagen synthesis.

•	Topically applied Retinol 0.15% help increases cell turnover, increases fibroblasts activity, stimulates collagen synthesis, normalizes sebaceous glands and improves fine wrinkles.

•	These products are available through Dermatologists, Cosmetologist and Plastic Surgeons across the country.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
For more information please contact:

Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
M Mythili at mythilim@drreddys.com / +91-40-66511620
S Rajan at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s joins American Chemical Society Green Chemistry Institute® Pharmaceutical Roundtable
October 20, 2009, Hyderabad

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has announced that it has joined the Green Chemistry Institute® Pharmaceutical Roundtable of the American Chemical Society (ACS) as an Associate member.
The Pharmaceutical Roundtable is a partnership between the ACS Green Chemistry Institute® and leading global pharmaceutical-related companies. The roundtable was founded in 2005 to promote innovation while catalyzing the integration of green chemistry and green engineering in the pharmaceutical industry. Dr. Reddy’s is one of the world’s first generic pharmaceutical companies to join the Roundtable as an associate member.
Over the years, process conditions, economics, ever-increasing environmental controls and social pressure have induced the need to incorporate Green Chemistry principles into the synthesis of Active Pharmaceutical Ingredients (APIs) and Intermediates. As an associate member of the ACS GCI Pharmaceutical Roundtable, Dr. Reddy’s will further intensify efforts to make the processes green. In-house incorporation of green principles into synthetic route design will bring synergy among environment, chemistry and economy.
Commenting on the development, GV Prasad, Vice-Chairman & CEO, Dr. Reddy’s said, “We are privileged to be part of this initiative. At Dr. Reddy’s we believe that Green chemistry can play a major role in improving our environmental performance and contribute towards sustainable operations while actually improving our competitiveness. We look forward to collaborating with the scientific community in creating awareness and educating the future generation of scientists worldwide for a sustainable planet.”
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
About ACS Green Chemistry Institute® Pharmaceutical Roundtable
The ACS Green Chemistry Institute® Pharmaceutical Roundtable is a partnership between the American Chemical Society’s Green Chemistry Institute® and member pharmaceutical-related companies dedicated to the integration of green chemistry and green engineering in the global pharmaceutical industry. Current members include AstraZeneca, Boehringer-Ingelheim, Codexis, DSM Pharmaceutical Products, Dr. Reddy’s, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson, Merck & Co., Inc., Novartis,

Pfizer Inc, Roche, Schering-Plough, and Wyeth. The activities of the Roundtable reflect the joint belief that the pursuit of green chemistry and green engineering is imperative for sustainable business and world environment. The Roundtable focuses on four strategic priorities: informing and influencing the research agenda; defining and delivering tools for innovation; educating leaders; and collaborating globally. More information on the Pharmaceutical Roundtable can be found at www.acs.org/gcipharmaroundtable.
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
M Mythili at mythilim@drreddys.com / +91-40-66511620
S Rajan at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q2 FY10 Results
Revenues at Rs. 18,368 million, up by 14%
EBITDA at Rs. 3,797 million, up by 51%
PAT at Rs. 2,173 million, up by 106%
Hyderabad, India, October 23, 2009: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the second quarter ended September 30, 2009 under International Financial Reporting Standards (IFRS).
Key Highlights
•	Consolidated revenues at Rs. 18.4 billion ($382 million) in Q2 FY10 as against Rs. 16.2 billion ($336 million) in Q2 FY09, representing a growth of 14%. The growth is largely driven by Global Generics.
•	Consolidated revenues for H1 FY10 at Rs. 36.6 billion represent a YoY growth of 17%.
•	Sequentially, as compared to Q1 FY10, the revenues excluding sumatriptan have grown by 11%.
•	Operating income at Rs. 2.6 billion ($53 million) in Q2 FY10 as against Rs. 1.8 billion ($37 million) in Q2 FY09.
•	EBITDA at Rs. 3.8 billion ($79 million) in Q2 FY10 as against Rs. 2.5 billion ($52 million) in Q2 FY09, representing a growth of 51%.
•	EBITDA for H1 FY10 at Rs. 8.2 billion represents a YoY growth of 70%.
•	Revenues from Global Generics business at Rs. 12.7 billion ($264 million) in Q2 FY10 as against Rs. 11.1 billion ($231 million) in Q2 FY09. YoY growth of 14% driven by key markets of North America, Russia and India.
•	Revenues for H1 FY10 at Rs. 25.7 billion represent a YoY growth of 20%.
•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 11% to Rs. 5.4 billion ($112 million) in Q2 FY10 as against Rs. 4.8 billion ($100 million) in Q2 FY09.
•	Revenues for H1 FY10 at Rs. 10.2 billion represent a YoY growth of 9%.
•	During the quarter, the company launched 39 new generic products, filed 24 new product registrations and filed 5 DMFs globally.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1 USD = Rs 48.09
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Condensed Consolidated Income Statement

		Q2 FY10			Q2 FY09
Particulars		($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	A	382	18,368	100	336	16,151	100	14
Cost of revenues	B	201	9,649	53	170	8,187	51	18
Gross profit	C = A-B	181	8,719	47	166	7,964	49	9
Operating Expenses
Selling, general & administrative expenses(a)	D	111	5,336	29	110	5,286	33	1
Research and development expenses, net	E	20	963	5	17	825	5	17
Other (income)/ expenses, net	F	(3)	(125)	(1)	2	88	1
Total Operating Expenses	G = D+E+F	128	6,174	34	129	6,199	38	(0)
Results from operating activities	H = C - G	53	2,545	14	37	1,765	11	44
Finance income (b)	I	(6)	(293)	(2)	(2)	(92)	(1)	218
Finance expenses (c)	J	2	85	0	12	574	4	(85)
Finance expenses, net	K = I+J	(4)	(208)	(1)	10	482	3
Share of profit/(loss) of equity accounted investees	L	0	15	0	0	2	0
Profit before income tax	M = H-K+L	58	2,768	15	27	1,285	8	115
Income tax expense	N	(12)	(595)	(3)	(5)	(232)	(1)	156
Profit for the period	O = M+N	45	2,173	12	22	1,052	7	106
Attributable to :
Equity holders of the company	P	45	2,173	12	22	1,052	7	106
Minority interest	Q	0	0	0	0	0	0
Profit for the period	R = P + Q	45	2,173	12	22	1,052	7	106

Diluted EPS		0.3	12.8		0.1	6.2
Notes:

(a)	Includes amortization charges of Rs. 329 million in Q2 FY10 and Rs. 472 million in Q2 FY09.

(b)	Includes forex gain of Rs. 244 million in Q2 FY10.

(c)	Includes forex loss of Rs. 296 million in Q2 FY09.

Key Balance Sheet Items	(in millions)

	As on 30th Sep 09		As on 30th Jun 09
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	128	6,149	129	6,184
Trade and other receivables	274	13,155	278	13,374
Inventories	273	13,136	290	13,933
Property, plant and equipment	442	21,278	436	20,970
Goodwill and Other Intangible assets	459	22,057	453	21,768
Loans and borrowings (current & non current)	305	14,668	335	16,109
Trade accounts payable	150	7,198	143	6,873
Equity (including reserves)	949	45,649	932	44,832
Segmental Analysis
Global Generics
•	Revenues from Global Generics business at Rs. 12.7 billion ($264 million) in Q2 FY10 as against Rs. 11.1 billion ($231 million) in Q2 FY09. YoY growth of 14% driven by key markets of North America, Russia and India.
•	Revenues from North America at Rs. 4.3 billion ($89 million) in Q2 FY10 as against Rs. 3.1 billion ($65 million) in Q2 FY09. The YoY growth of 36% continues to be driven by high volume growth across existing products and new product launches in the last 12 months.
•	The total cumulative ANDA filings are 141. 62 ANDAs are pending approval at the USFDA of which 27 are Para IVs and 16 are FTFs.
•	Revenues from Europe at Rs. 2.8 billion ($59 million) in Q2 FY10 as against Rs. 3.3 billion ($68 million) in Q2 FY09, representing a fall of 13%.
•	Revenues from Germany decrease by 21% to Rs. 2.2 billion ($46 million) in Q2 FY10 from Rs. 2.8 billion ($58 million) in Q2 FY09. This decrease is on account of the lower sales due to the AOK tender and the pricing pressure in the market.
•	The sequential growth of 37% in Q2 FY10 is due to one-time seasonal vaccine sales.
•	Pursuant to the ongoing reforms in the German generics pharmaceutical market, further tenders were announced by several of the public health insurance companies during the period. The Company has participated / intends to participate in these tenders through its wholly owned subsidiary betapharm. The final results of a majority of these tenders are yet to be announced. The results of these tenders may impact betapharm’s business.
•	Revenues from Rest of Europe grew by 29% to Rs. 654 million ($14 million) in Q2 FY10. The growth is largely contributed by UK with sales of Rs. 436 million ($9 million) representing a growth of 20%.
•	Revenues from Russia & Other CIS markets at Rs. 2.3 billion ($49 million) in Q2 FY10 as against Rs. 1.9 billion ($39 million) in Q2 FY09, representing a growth of 26%.
•	Revenues in Russia at Rs. 1.8 billion ($38 million) in Q2 FY10 as against Rs. 1.3 billion ($28 million) in Q2 FY09 representing a YoY growth of 39%.
•	The secondary prescription sales trend as per Pharmexpert for the five months of April to August compared to same period last year indicates a de-growth of 6% in dollar value for the industry as against Dr. Reddy’s growth of 7% in dollar value terms.
•	Revenues in Other CIS markets fall by 4% to Rs. 502 million ($10 million) in Q2 FY10 as against Rs. 525 million ($11 million) in Q2 FY09.
•	Revenues in India at Rs. 2.5 billion ($52 million) in Q2 FY10 from Rs. 2.2 billion ($47 million), representing a growth of 13% led by key brands of Omez, Omez-DSR and Razo.

•	Sequential growth of 5% over Q1 FY10 is led by volume growth.
•	The secondary sales trend as per ORG IMS for the five months April to August indicates a growth of 17% for Dr. Reddy’s as against an industry growth of 14% and the Top 10 Companies growth of 16%.
•	17 new products launched during the quarter.
Pharmaceutical Services and Active Ingredients
•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) at Rs. 5.4 billion ($112 million) in Q2 FY10 as against Rs. 4.8 billion ($100 million) in Q2 FY09 ; YoY growth of 11% driven by the regions of Europe and the benefit of rupee depreciation against the dollar.
•	During the quarter, 5 DMFs were filed globally, with 2 in US, 2 in Europe and 1 in RoW. The cumulative DMF filings as of Sep 09 are 361.
Income Statement Highlights:
•	Gross profit at Rs. 8.7 billion ($181 million) in Q2 FY10 represents a margin of 47% to revenues as against 49% in Q2 FY09. The current quarter margins have been impacted by one-time inventory provisions of €6 million in betapharm on account of non-moving stocks and $4 million in the US for stock valuation adjustments of sumatriptan stocks lying with the company. Excluding these non-recurring items, the adjusted margins are at 51%.

•	Selling, General & Administration (SG&A) expenses including amortization for the quarter are at $111 million, remained flat as compared to previous year. This expense includes the benefit of decrease in amortization charge due to the impairment of betapharm intangibles recorded in March 2009.

•	Other operating income of Rs. 125 million in Q2 FY10 as against Other operating expenses of Rs. 88 million in Q2 FY09. The movement is largely on account of the fact that in Q2 FY09, a provision for damages of Rs. 230 million was recorded on account of the German court upholding the validity of the olanzapine patent of the innovator in Germany.

•	R&D expenses at Rs. 963 million in Q2 FY10 represent 5% of revenues.

•	Finance income (net) are at Rs. 208 million in Q2 FY10 as against Finance costs (net) at Rs. 482 million in Q2 FY09. The change is mainly on account of :
•	Net forex gain of Rs. 244 million in Q2 FY10 as against net forex loss of Rs. 296 million in Q2 FY09.

•	Net interest expense of Rs. 42 million in Q2 FY10 as against Rs. 228 million in Q2 FY09.
•	PAT at Rs. 2.2 billion ($45 million) in Q2 FY10 as against Rs. 1.1 billion ($22 million), representing a growth of 106%.

•	PAT adjusted for exceptions in the previous year, represented a growth of 79%.

•	EPS of Rs. 12.8 ($0.3) in Q2 FY10 as against Rs. 6.2 ($0.1) in Q2 FY09.

•	Capital expenditure for H1 FY10 is at Rs. 1.4 billion ($30 million).
General Information
The company today announced that the board of directors has appointed Dr. Ashok Ganguly as an additional director on the board of Dr. Reddy’s Laboratories Ltd.
Dr. Ashok Ganguly is the Chairman of Firstsource Solutions Ltd. (formerly ICICI OneSource Ltd) and ABP Pvt. Ltd. (Ananda Bazar Patrika Group), and has been a Director on the Central Board of the Reserve Bank of India since November 2000. He also serves as a non-executive director of Mahindra & Mahindra, Wipro Ltd., Tata AIG Life Insurance Co Ltd., and a Director on the Advisory Board of Microsoft Corporation (India) Pvt Ltd and the Blackstone Group.
Dr Ganguly is a recipient of the Padma Bhushan, one of India’s highest honours (1987) and the Padma Vibhushan, India’s second highest civilian award. He was awarded the CBE (Hon) by the United Kingdom in 2006 and the Economic Times Lifetime Achievement Award in 2008.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Rajan S at rajans@drreddys.com or on +91-40- 66511725
Notes
1. Financial discussions are on a consolidated basis as per IFRS.
2. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: November 4, 2009		Name:	V.S. Suresh
		Title:	Company Secretary